Exhibit 77D

Policies with respect to securities investments

On January 31, 2014, the Sentinel Short Maturity Government Fund’s non-fundamental investment policy of investing, under normal circumstances, at least 80% of its net assets in U.S. government securities with average lives, at the time of purchase, of three years or less, and related derivatives, will be changed to a non-fundamental investment policy to invest, under normal circumstances, at least 80% of its net assets in fixed income instruments and related derivatives. The Fund also changed certain other non-fundamental investment policies as described in the table below. The Fund expects to continue to maintain its average duration range between zero and three years. Also, the name of the Sentinel Short Maturity Government Fund was changed to the Sentinel Short Duration Bond Fund, also effective January 31, 2014. Changes made to the Fund’s non-fundamental investment policies were as follows:

Investment Policy Prior to January 31, 2014	Investment Policy Changes Effective January 31, 2014

Under normal circumstances, the Fund must invest at least 80% of its net assets in U.S. government securities with average lives, at the time of purchase, of three years or less, and related derivatives.

Investment Policy Replaced with the Following:

Under normal circumstances, the Fund must invest at least 80% of its net assets in fixed income instruments and related derivatives.

The Fund will not change this policy unless it provides shareholders with 60 days’ prior written notice of the change.

The Fund may invest up to 20% of its net assets in high-quality, money market instruments that are not issued or guaranteed by the U.S. government or its agencies or instrumentalities.	Policy Eliminated

•      The Fund may enter into derivatives transactions in order to hedge various risks, including, but not limited to, currency risk, interest rate risk and credit risk, and for other investment purposes, such as replicating permitted investments; provided that, to the extent a Fund invests in derivatives, it will observe the following limitations:

•      The Fund may not enter into a derivative transaction if the effect of such transaction would be to leverage the Fund's portfolio risks.

•      When entering into derivative transactions, the Fund will segregate cash or appropriate liquid securities in an amount equal to its current obligations under swap agreements; when an agreement provides for netting of the payments by the two parties, the Fund will segregate only the amount of its net obligation, if any.

•      When transacting in OTC derivatives involving counterparty risk, the Fund will deal only with counterparties that meet credit guidelines (as determined in the investment adviser’s sole discretion), and will limit exposure to any counterparty such that the sum of the value of all portfolio securities held by the Fund of which the issuer is the counterparty or an affiliate of the counterparty, plus the exposure to the counterparty in respect of the OTC derivatives, does not exceed 5% of the total assets of the Fund.

Additional Policies Adopted:

•      The Fund may enter into derivative transactions (e.g., interest rate, foreign exchange, total return, credit and equity) on fixed income and equity indices in order to transfer, or hedge, risk.

•      The Fund may enter into single name default swaps on fixed-income securities for the purpose of hedging credit risk on securities owned by the Fund. It may also enter into credit default swaps on credit indices where the Fund may or may not own the underlying credit entities. The Fund may not leverage portfolio credit risk through the use of default swaps. In addition, the Fund may enter into futures transactions on indices of equity securities when the Fund’s investment adviser believes such transactions are appropriate hedges with respect to credit risk associated with the non-investment grade portion of the Fund’s portfolio.

No Current Comparable Policy

New Investment Policy Adopted:

The Fund may invest up to 100% of its assets in cash, commercial paper, high-grade bonds, or cash equivalents for temporary defensive reasons if the Fund’s investment adviser believes that adverse market or other conditions warrant.